March 15, 2006

VIA EDGAR / ORIGINAL BY FEDERAL EXPRESS

Ms. Angela Connell

Senior Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Washington D.C. 20549

Re:	MicroFinancial Incorporated
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 30, 2005
File No. 001-14771

Dear Ms. Connell:

Attached please find responses to the questions and comments you had outlined in your Comment Letter dated January 10, 2006. To facilitate your review process, I have replicated the questions you provided in your letter (in italics) and have included the response to the question just below it.

Critical Accounting Policies – Revenue Recognition, page 15

1.

We note your response to our prior comment 1 of our letter dated November 14, 2005. Please tell us how you determined that including estimated cash flows to be received after the contractual lease term in your determination of the residual value of the leased asset is in compliance with SFAS 13. In your response, please explain how you considered paragraph 5(h) – which defines the estimated residual value of the leased property to be the estimated fair value of the leased property at the end of lease term, and paragraph 5 (c)- which defines the fair value of the leased property as the price for which the property could be sold in an arm’s length transaction between unrelated parties.

As our previous response indicated, we determine the residual value at the end of lease term as defined by SFAS 13 paragraph 5 (f). It is also at this point in time that the Company believes that the sale to a willing buyer is at “arms length and between unrelated parties” for purposes of SFAS 13 paragraph 5 ( c ) even though the sale may be to the prior lessee of the equipment.

Paragraph 5 ( c) defines the fair value of the leased property as the price for which the property could be sold in an arms length transaction between unrelated parties. As our previous response discussed, our history demonstrates that when we sell the asset at the end of lease term, we sell it on average for 10% of the original lease receivable amount through arms length transactions between unrelated parties. Our history indicates that these straight sale transactions take place approximately 17% of the time and provide the best indication of the assets fair value in accordance with Paragraph 5 ( c).

The Company also considers the guidance provided by Statement of Financial Accounting Concepts No. 7 {CON 7} as additional support for the determination of the fair value of the asset at the end of lease term. We recognize that CON 7 suggests that an entity should use estimates of future cash flows in the measurement of an assets fair value only when there are no observable transactions for similar assets. Since we do have a significant history of observable transactions for the assets, there is arguably no need to perform the discounted future estimated cash flow calculation. However, the Company chooses to do so to provide it with further support that the fair value of the asset at lease term of 10% of the original lease receivable value is reasonable. Approximately 43% of the leases convert to extended rental at the end of lease term, so that we have a very large number of transactions from which to measure expected cash flow.

Just as the present value of the future cash flows expected to be received at the end of lease term is not a direct indicator of the fair value, neither is the sale by the Company which takes place when the equipment is returned to the Company at the end of the lease term by the lessee and is subsequently resold to a third party. Given the handling and carrying cost of the equipment, it is the Company’s practice to sell this equipment to third party brokers who will purchase the asset at an amount below the fair value as they will need to resell the asset in the marketplace at fair value and recoup their shipping, handling, and remarketing costs as well as provide themselves with a reasonable return on their invested capital. The Company has historically considered these sales to third party brokers as tantamount to liquidation sales, and we note that CON 7, which uses a definition of fair value substantially equivalent to that of SFAS 13 paragraph 5 (c), explicitly excludes liquidation sales from being an appropriate indicator of fair value.

In summary, the Company determines the residual value as the estimated value of an arms length sale of the equipment at the end of the lease term which the marketplace has supported at 10% of the original lease receivable as evidenced by the Company’s sales experience. The Company considers the cash flows to be received under lease extensions and values received for sales to brokers, which would be determinative of fair value only absent such a market, as additional support for the premise that the fair value realized in the sale of the asset at lease term of 10% of the original lease receivable is reasonable and appropriate.

2.	Please tell us how you determined a 30% required rate of return to be an appropriate discount to measure the present value of estimated cash flows to be received after the contractual lease term

As outlined in the prior response, the Company relies on the guidance set forth in Statement of Financial Accounting Concepts No. 7 as supplemental support for the determination of the fair value of the asset at the end of the lease term and not as a direct indicator of fair value since the Company has observable transactions in the form of sales of the equipment in arm’s length transactions. As paragraph 1 of the introduction to CON 7 dictates, “Observable marketplace amounts are generally more reliable and are more efficiently determined than measurements that must employ estimates of future cash flows”.

However, as additional support for the “fair value” estimate the Company employs a 30% discount rate to the estimated future cash flows as an additional support factor to validate the findings that the fair value of the asset at lease term for 10% is reasonable.

The objective of the 30% discount rate is to approximate the rate which would have resulted if the prior lessee and the Company had negotiated a similar transaction under comparable terms and conditions with the option to pay the cash price upon lease termination or to enter into a note with the company which bears the prevailing rate of interest to maturity (See CON 7 paragraph 29). In determining the 30% rate, the Company takes into consideration the estimate of future cash flows, the expectations of the variations in the amount or timing of the cash flows, the time value of money, the price for bearing the uncertainty inherent in the cash flow, and prevailing market conditions in accordance with Statement of Financial Accounting Concepts No. 7 paragraph 23. This rate also eliminates our profitability from the financing in order to best approximate the fair value of the asset at the end of the contractual lease term. Again, this discounted figure is not used directly in the determination of the fair value of the asset, but serves as a supplemental point of reference that the 10% of lease receivable amount is reasonable for the fair value recognized by the company in direct sales of the asset in arm’s length transactions to a willing buyer.

3.

In your response to comment 1 of our letter dated November 14, 2005, you provided a sample calculation that resulted in a calculated residual value equal to 12.5% of the original lease receivable balance. However, you estimate the residual value of the leased asset to be only 10% of the original receivable balance resulting in a 20% discount to the calculated balance. Please explain your rationale for discounting your calculated residual value and tell us how you determined that a 20% discount was appropriate.

Please note that the sample calculation provided in the November 14, 2005 response by the Company was simply an example of a sample calculation combined with the probability weightings of the various outcomes typically realized by the Company at the end of lease term. The Company has determined that the estimate of the residual value equates to a fair value of 10% of the original receivable balance as that is consistent with the historical amount received for the asset when the asset is sold at the end of lease term in an arm’s length transaction to a willing buyer as demonstrated in the response to the SEC Comment Letter dated November 14, 2005. The Company estimates the residual value of the leased asset to be only 10%, and not higher than 10%, of the original receivable balance in accordance with CON 7 paragraph 17 which states that “If a price for an asset or liability or an essentially similar asset or liability can be observed in the marketplace, there is no need to use the present value measurements. The marketplace assessment of present value is already embodied in such prices”.

However, as the Company indicated in the response to the Comment letter dated December 14, 2005, we consider the probability weighted cash flows as an additional indicator of the fair value of the asset.

The Company would also like to point out that in its consideration of the probability weighted cash flows there are other examples of the extended rentals where the expected values from the discounted cash flows result in averages slightly below 10% as can be seen from the example demonstrated below:

Example: Individual leases a piece of equipment worth $4000.00 at lease inception and signs a lease agreement whereby he agrees to make a minimum of 60 monthly base payments of $115.

Using the same metrics as outlined in the Response Letter dated December 14, 2005, the estimated residual value would calculate to be approximately 9.2% as follows:

Lease receivable	($115.00 x 60 Months)	$6,900.00
Booked Residual Value at 10%		$690.00

The calculated residual would be as follows:
Discounted payments
($115.00 monthly for 12 months at 30%)	$1,209.00
Weighted at 43% probability	$519.93
Plus stated residual value	$690.00
Weighted at 17% probability	$117.30

Calculated Residual value for example	$637.23

As a percentage of Lease Receivable	9.2%

Given the variability of the results provided by the weighted probability of the cash flows combined with the determination of fair value requirements outlined by CON 7 paragraph 17, the Company believes the 10% estimate to be appropriate on the basis of the entire portfolio.

Financial Statements

Note C – Net Investment in Leases, page F-14

4.

We note your response to comment 5 of our letter dated November 14, 2005. In your response, you state that you applied the guidance of SAB Topic 6L when determining your allowance for credit losses. In SAB Topic 6L.6 the staff concluded that a registrant’s loan loss allowance is considered valid when it accurately estimates the amount of loss contained in the portfolio. Please provide us with quantitative analysis that validates your assertion that your allowance for credit losses was an accurate estimate of losses inherent in your portfolio as of each balance sheet date.

The Company believes it complied and continues to comply with SAB Topic 6L.6 in the determination of its allowance for credit losses at each reporting period. Specifically, Topic 6L.6 indicates that “...the staff normally would expect the registrant’s methodology to include procedures that adjust loan loss estimation methods to reduce differences between estimated losses and actual subsequent charge offs, as necessary”. In considering this guidance, the Company believes that subsequent charge offs should be measured net of cash recoveries. As mentioned in previous responses, there is a significant time lag between the date of charge off and the subsequent recovery of our credits such that comparisons between a point in time reserve and following year’s charge offs are not necessarily reflective of a poor estimation process.

The Company’s determination and validation of the loss reserve involves static pool performance analysis of vintage pools of contracts. As previously discussed, the Company utilizes SFAS 114 paragraph 12 as a component for the basis of determining its Allowance for Credit Losses. The Company views the impaired contracts to have common characteristics and maintains a general allowance balance against the entire portfolio utilizing the historical statistics for losses and recoveries, and timing of recovery as the basis for the amount.

Billed and Unpaid Receivables on Contracts over 90 days delinquent (1)

Pool	$ 24,675,152		Cumulative
		Cash	Cash	Cumulative
		Collected	Collected	Percentage

	After 12 Months	$ 8,261,889	$ 8,261,889	33%

	After 24 Months	4,463,826	12,725,715	52%

	After 36 Months	2,458,707	15,184,422	62%

	After 48 Months	1,816,361	17,000,783	69%

After 60 Months	1,103,428	18,104,211	73%

After 72 Months	826,534	18,930,745	77%

(1) Represents cash collections against amounts greater than 90 days delinquent at a point in time.

The static pool performance analysis information outlined above was derived from actual portfolio results and was utilized for the balance sheet reporting periods 2002 through 2004. The Company prepares and analyzes historical static pool information such as this to measure our historical collection experience on our portfolio over different time frames. The analysis compares historical static pool information with respect to actual future cash collections associated with vintage pools of contracts that are greater than 90 days past due at a point in time. The static pool performance analyses for the accounts greater than 90 days past due as well as the previously charged off accounts are fairly consistent for the various reporting periods. Based largely on this static pool information and the Company’s long term loss experience, the Company has adopted a policy of ensuring that the allowance balance at each reporting period is sufficient to cover the inherent losses by reserving 50% of the over 90 day receivable balance. This balance is designed to adequately reserve for the entire portfolio balance and, as can be seen from the static pool information, this balance is estimated to be sufficient to cover net losses inherent in the portfolio. In addition, at each quarterly and annual balance sheet date, the Company adjusts the Allowance balance in accordance SAB Topic 6L to ensure the adequacy of the allowance based on the facts and circumstances at that date. It should also be noted that the majority of the cash recoveries on the charged off contracts comes in well beyond the first year a loss on the asset would be realized.

The analysis above demonstrates that over a several year period, the Company expects to collect approximately 77% of the billed receivables which are outstanding greater than 90 days past due at a point in time. If we apply the static pool information to the reporting periods outlined in the SEC Comment Letter dated November 14, 2005, we determine that based upon the information that was available to the Company at the time, the reserve would appear to be adequate on the respective reporting dates as follows:

($ Thousands)	Dec-02	Dec-03	Dec-04

Receivables > 90 days Past Due	$ 137,607	$ 85,883	$ 29,673

Account Balance Past Due (1)	$ 172,009	$ 107,354	$ 37,091

	Allowance Balance	$(69,294)	$ (43,011)	$(14,963)
	Future Cash Collections Projected on
77%	Basis of static Pool Analysis	$(105,957)	$ (66,130)	$(22,848)

		$(175,251)	$(109,141)	$ (37,811)

Note (1) On average, the receivables >90 days past due represent approximately 80%
of the entire account balance due in large part to the percentage of accounts which have been sued and billed for their entire remaining balance.

In our analysis, the Company has converted the billed and unpaid balance of the accounts past due greater than 90 days to the total account balance in order to ensure that the entire account balance is reserved for properly and not just the billed and unpaid amounts. Our history indicates that the billed and unpaid balance of the accounts past due greater than 90 days represents approximately 80% of the entire account balance represented by these contracts (See note (1) above and note in the Company’s 2004 10-K filing on pages 21 and 22 that the 2004 balance of amounts billed and unpaid over 90 days past due of $29.6 million is 79% of the entire receivable balance of $37.7 million represented by those contracts). The example demonstrates that given the future expected cash flows realized in the static pool analysis, the company is adequately reserved for each of the reporting periods.

As additional evidence that the Company complies with SAB Topic 6L, please note that the Company applies the methodology above consistently, however, in the third quarter of 2002, upon review of the portfolio, management identified certain credits that were indicative of a higher loss ratio than our historical experience indicates. As a result, an additional reserve of approximately $35 million was added to the allowance balance for the September 30, 2002 reporting period. These credits were associated with a specific product that had been financed by the Company which did not appear to have collection characteristics consistent with the rest of the portfolio.

Accordingly, the Company’s reserve analysis, including static pool analysis is consistent with Topic 6L.6’s examples of “a procedure when validating the reasonableness of their overall methodology or loan grading process”

5.

On page F-14 you state that you provide an allowance for credit losses for leases that are considered impaired. Paragraph 8 of SFAS 5 requires recognition of a loss when (a) information available prior to the issuance of financial statements indicates that it is probable that an asset has been impaired and (b) the amount of the loss can be reasonably estimated. Please tell us how you determine when it is probable that a lease has been impaired.

Given the nature and individual size of each micro ticket transaction, the business does not warrant evaluating transactions individually for the purpose of determining the adequacy of the Allowance for Credit Losses. The Company provides an allowance for credit losses for leases which are considered impaired. The Company’s business is characterized by delinquencies that in turn may lead to eventual defaults. The Company evaluates the collectibility of leases based on the level of recourse provided, if any, delinquency statistics, historical loss experience, current economic conditions and other relevant factors. The Company provides for the allowance in accordance with SFAS 114 paragraph 12 whereby we view the impaired contracts to have common characteristics and maintain a general allowance against the entire portfolio utilizing historical statistical information for recovery and timing of recovery as the basis for the amount. At each balance sheet reporting period, the Company analyzes and makes adjustments to the Allowance for Credit Losses through the Provision for Credit Losses. It is at this point in time that increases to the Allowance balance result in a charge to income.

The Company deems contracts to be impaired at such time as amounts due on the transaction are delinquent in excess of 90 days past the due date. It is at this point in time that the Company ensures the Allowance for Credit Losses is sufficient to cover the inherent loss (as evidenced by the delinquency in the portfolio) amount through additions to the Provision for Credit Losses.

6.

In your response to comment 5 of our letter dated September 13, 2005, you state that you establish as your allowance, on a monthly basis, an amount equal to or greater than 50% of the 90 day delinquency balance. We also note that you typically don’t charge off receivables until they are 360 days past due. Please tell us at what point you record a loss for the remaining 50% of those receivables which are greater than 90 days delinquent but not yet charged off. For Example, if a receivable is 270 days delinquent but not yet charged off, do you still maintain an allowance for only 50% of its balance? Wouldn’t your estimate of expected future cash flows from the receivable change the longer the receivable remained delinquent?

The Company establishes an allowance balance which is typically an amount equal to or greater than 50% of the 90 day and greater delinquency balance. This amount is consistent with our policy and is supported by our historical delinquency balances, losses, and recoveries. It is important to note that the 90 day delinquency balance referred to here relates to the amount of receivables on the contract which have been billed and are outstanding greater than 90 days. As is outlined in response #4 approximately 80% of the balance is represented by the full contractual balance outstanding on the contracts while the other 20% of the balance represents only amounts billed but unpaid on accounts. For these contracts, to the extent they remain delinquent, the reserve will increase each month by 50% of the monthly billed but unpaid balance on that particular contract.

Again, the Company is assessing and reviewing the reserve on the basis of the entire portfolio and not on a transaction by transaction basis. While the staff is accurate in its assessment that the expected future cash flows would potentially change the more delinquent a balance becomes, the fact that the company is assessing the adequacy of the allowance on the basis of the portfolio accounts for this as the total expected cash flow from all contracts greater than 90 days delinquent demonstrates that other accounts on an individual basis will not require the entire allowance balance which has been assessed to them.

7.

In your response to comment 5 you state that you believe your methodology is sound and is appropriate in the long term estimate of future losses. Please tell us how you determined that a policy of reserving for future losses complies with GAAP which requires the allowance for credit losses to be based on management’s estimate of probable incurred losses that are inherent in the portfolio. Refer to SFAS 5 and EITF Topic D-80.

The Company’s reserve policy which reserves for expected losses complies with GAAP which requires the allowance for credit losses to be based on Management’s estimate of probable incurred losses that are inherent in the portfolio. As discussed above, the Company utilizes delinquency levels combined with static pool analyses that determine loss levels, cash recoveries and timing of cash recoveries, etc. to determine for each reporting date, Management’s estimate of the probable incurred losses that are inherent in the portfolio for that reporting period. Management believes that the greater than 90 day delinquent portfolio represents the pool of leases with probable incurred losses that are inherent in the portfolio at each reporting period. The inherent losses are estimated from this pool of contracts but are not necessarily the total future losses on the customer accounts over time. Management’s previous comment regarding our sound methodology was meant to convey that we have used historical empirical evidence, gathered over time, to support our reserve. We did not mean to imply that we believe our reserve should cover all future losses and hope that our comments have been helpful to the Commission.

If you have any questions or would like further information concerning the Company’s responses to your comment letter, please do not hesitate to contact me at (781) 994-4800. Thank you for your consideration.

Sincerely,

James R. Jackson, Jr.

Vice President and Chief Financial Officer